UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Calyxt, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13173L107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Cellectis S.A.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	5	Sole voting power 22,100,000
	6	Shared voting power 0
	7	Sole dispositive power 22,100,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 22,100,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 79.7% (1)
12	Type of reporting person HC; CO; FI

(1)	Calculated based on 27,718,780 shares of common stock outstanding as of December 31, 2017.

CUSIP No. 13173L107	SCHEDULE 13G	Page 3 of 4

Item 1(a).	Name of Issuer:	Calyxt, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	600 County Road D. West, Suite 8 New Brighton, MN 55112

Item 2(a).	Name of Person Filing:	Cellectis S.A.

Item 2(b).	Address or Principal Business Office or, if none, Residence:	8, rue de la Croix Jarry 75013 Paris, France

Item 2(c).	Citizenship:	France

Item 2(d).	Title of Class of Securities:	Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:	13173L107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐ Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a)	Amount Beneficially Owned:	22,100,000
(b)	Percent of Class:	79.7%
(c)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote	22,100,000
	(ii) shared power to vote or to direct the vote	0
	(iii) sole power to dispose or to direct the disposition of	22,100,000
	(iv) shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:	Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:	Not Applicable

Item 8.	Identification and Classification of Members of the Group:	Not Applicable

Item 9.	Notice of Dissolution of Group:	Not Applicable

Item 10.	Certifications:	Not Applicable

CUSIP No. 13173L107	SCHEDULE 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

CELLECTIS S.A.

By:	/s/ André Choulika
Signature

André Choulika, Chief Executive Officer
Name/Title